SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 24, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD CORPORATION
Corporate Taxpayer’s Identification (CNPJ) #43.776.517/0001-80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the “Company”) informs and clarifies its shareholders and the market in general that:

(i) on March 24, 2005, it made available to the Securities and Exchange Commission of Brazil (the “CVM”) and to the São Paulo Stock Exchange (the “BOVESPA”), by means of the Periodical and Eventual Information System (the “IPE”), the Company’s Management proposal for the allocation of the net income for the year ended December 31, 2004, as well as for the transfer of the retained earnings balance to the investment reserve, which is subject, however, to the approval of the Company’s shareholders who shall meet at the Annual and Extraordinary General Meeting as of April 29, 2005, to resolve on this and other issues;

(ii) the content of the Management’s proposal is as follows:

“The proposal of allocation of the net income for the year 2004 is in conformity with the Article 192 of the Law 6,404/1976 and amendments:

Net income for the year	R$ 513,028,255.11
(+) Realization of the Revaluation Reserve	R$ 104,499,586.67
(-) Interest on Own Capital	R$ 152,935,332.45
(- )Legal Reserve 5%	R$ 25,651,412.76

In order to meet the Company’s investment needs for the years 2005 to 2007, at the amount of R$ 2,390.0 million (estimated in the Company’s Multiyear Plan 2004 - 2007 Capital Budget), we propose to transfer R$ 438,941,096.57 of the Retained Earnings balance to the Investment Reserve.”

(iii) an incorrect information was unduly sent to the CVM and the BOVESPA, by means of the IPE which are reference (a) to “R$ thousand” in the table which informs on the “Net income for the year”; and (b) that the Company’s investment needs estimated at the amount of R$ 2,390.0 million refer to the Multiyear Plan 2004 to 2007 Capital Budget.

(iv) the Company’s financial statements relating to the fiscal year ended December 31, 2004 shall be published on March 29, 2005.

São Paulo, March 24, 2005.

Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 24, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.